Exhibit 99.1

Cango Inc. to Terminate ADR Program and List Class A Ordinary Shares Directly on NYSE

Hong Kong, October 15, 2025 - Cango Inc. (NYSE: CANG) ("Cango" or the "Company") today announced that its board of directors has approved the termination of its American depository receipt (“ADR”) program*. The ADR program and the related Deposit Agreement are expected to terminate after market closes on Friday, November 14, 2025. At such time, the Company’s ADSs will be mandatorily cancelled and the Class A ordinary shares underlying the ADSs will be distributed to holders of the ADSs. Each holder of one ADS will receive two Class A ordinary shares of the Company. The Company expects its Class A ordinary shares will be listed and commence trading on the New York Stock Exchange (“NYSE”) under the Company’s existing symbol “CANG” when market opens on Monday, November 17, 2025, the trading day immediately after termination of the ADR program.

The Company’s board of directors has determined that termination of the ADR program and listing of the Class A ordinary shares directly is in the best interest of the Company and its shareholders. Among others, a direct listing of the Class A ordinary shares on NYSE will allow U.S. investors to exercise their rights directly as shareholders of the Company, as opposed to indirectly through the Depositary, and will eliminate depositary fees born by ADS holders. The transition may also enhance institutional visibility for the Company and support the Company’s strategy of becoming a U.S.-centric organization, which may broaden its investor base and appeal.

The Company has instructed the Depositary to distribute a termination notice to holders of ADSs on October 15, 2025, which will provide more information regarding the termination of the ADR program.

*Note: The ADR program being terminated was established pursuant to the Deposit Agreement, dated as of July 25, 2018, as amended, among the Company, Citibank, N.A. (the “Depositary”), and the holders and beneficial owners of American Depositary Shares (“ADSs”) issued thereunder (the “Deposit Agreement”).

About Cango Inc.

Cango Inc. (NYSE: CANG) is primarily engaged in the Bitcoin mining business, with operations strategically deployed across North America, the Middle East, South America, and East Africa. The Company entered the crypto asset space in November 2024, driven by advancements in blockchain technology, the growing adoption of digital assets, and its commitment to diversifying its business portfolio. In parallel, Cango continues to operate an online international used car export business through AutoCango.com, making it easier for global customers to access high-quality vehicle inventory from China. For more information, please visit: www.cangoonline.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among other things, the "Roadmap Forward" section and quotations from management in this announcement, contain forward-looking statements. Cango may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Cango's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Cango’s plan to terminate its ADR program and list its Class A ordinary shares directly on the NYSE and potential benefits from such change; Cango's goal and strategies; Cango's expansion plans; Cango's future business development, financial condition and results of operations; Cango's expectations regarding demand for, and market acceptance of, its solutions and services; general economic and business conditions; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Cango's filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Cango does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Investor Relations Contact

Juliet Ye, Head of Communications

Cango Inc.

Email: ir@cangoonline.com

Christensen Advisory

Tel: +852 2117 0861

Email: ir@cangoonline.com

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